Sun Life Financial appoints Scott F. Powers to the Board of Directors

TORONTO, ON - (October 30, 2015) - Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) is pleased to announce that Scott F. Powers has been appointed to the Board of Directors effective October 30, 2015.

Mr. Powers has over three decades of experience leading and advising firms in the investment management industry. From 2008 until his recent retirement in 2015, he was the President and Chief Executive Officer of State Street Global Advisors. Before joining State Street, Mr. Powers was the President and Chief Executive Officer of Old Mutual Asset Management, the U.S.-based global asset management business of Old Mutual plc. He has also previously held senior executive positions at Mellon Institutional Asset Management, BNY Mellon's investment management business, and at The Boston Company Asset Management, LLC.

Mr. Powers is a member of the Systemic Risk Council, an independent organization of leading financial and legal experts in the U.S. committed to addressing regulatory reform of capital markets that promotes stable financial markets. He is also a member of the Advisory Board of the U.S. Institute of Institutional Investors, an organization established to serve the asset management sector as an international "think tank" of senior executives.

Mr. Powers is a graduate of Harvard University with an A.B. in Economics.

About Sun Life Financial
Celebrating 150 years in 2015, Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth products and services to individuals and corporate customers. Sun Life Financial and its partners have operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of June 30, 2015, the Sun Life Financial group of companies had total assets under management of $808 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to Editors: All figures in Canadian dollars.

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Media Relations Contact:
Gannon Loftus
Manager, Media & PR
Corporate Communications
T. 416-979-6345
gannon.loftus@sunlife.com